Exhibit 12.1

Summit Hotel Properties, Inc.

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

							For the Period		For the Period
	Year Ended		Year Ended		Year Ended		2/14/11 through		1/1/11 through	Year Ended
	12/31/2014		12/31/2013		12/31/2012		12/31/2011		2/13/2011	12/31/2010

Earnings
Pre-tax income (loss) from continuing operations	$21,175		$11,519		$(7,675)		$(6,091)		$(4,549)	$(20,021)
Interest expense	26,968		20,137		14,909		9,993		3,435	21,575
Amortization of financing costs	1,549		1,854		2,288		1,199		94	1,602
Amortization of capitalized interest	463		581		599		524		75	599
Total Earnings	$50,155		$34,091		$10,121		$5,625		$(945)	$3,755

Fixed Charges
Interest expense	$26,968		$20,137		$14,909		$9,993		$3,435	$21,575
Capitalized interest	253		400		53		—		—	—
Amortization of financing costs	1,549		1,854		2,288		1,199		94	1,602
Total Fixed Charges	$28,770		$22,391		$17,250		$11,192		$3,529	$23,177

Preferred Dividends	$16,588		$14,590		$4,625		$411		$—	$—

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.11	(1)	0.92	(2)	0.46	(3)	0.48	(4)	(0.27) (5)	0.16	(6)

(1)         Earnings were more than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $45.4 million and the total amount of earnings was approximately $50.2 million.  The amount of the adequacy, or the amount of earnings in excess of fixed charges and preferred stock dividends, was approximately $4.8 million.

(2)         Earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $37.0 million and the total amount of earnings was approximately $34.1 million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $2.9 million.

(3)         Earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $21.9 million and the total amount of earnings was approximately $10.1 million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $11.8 million.

(4)         Earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $11.6 million and the total amount of earnings was approximately $5.6 million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $6.0 million.

(5)         Earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $3.5 million and the total amount of earnings was approximately ($0.9) million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $4.5 million.

(6)         Earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $23.2 million and the total amount of earnings was approximately $3.8 million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $19.4 million.